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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Universal Mfg. Co.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  913708-10-3
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                                (CUSIP Number)


    Patricia Ann Rasmussen, 93 Palma Drive, Rancho Mirage, California 92270
                                (619) 324-4887

                                with a copy to:

                              Victoria H. Finley
                              1500 Woodmen Tower
                                Omaha, NE 68102
                                (402) 341-0500

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 31, 2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (SS)240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box. [_]
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                                 SCHEDULE 13D
CUSIP NO. 913708-10-3
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Patricia Ann Rasmussen
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          57,436
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          57,436
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      57,436

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to the Common Stock of Universal Manufacturing Co. ("Issuer"), a Nebraska corporation, having its principal executive offices at 405 Diagonal Street, Algona, Iowa 50511.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a) This statement is being filed by Patricia Ann Rasmussen (the "Reporting Person"), an individual,

     (b) The Reporting Person's residential address is 93 Palma Drive, Rancho Mirage, California 92270

     (c) The Reporting Person is not currently employed.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     Not applicable. No source of funds were utilized. See Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The Reporting Person has no plans to acquire additional securities. The Reporting Person does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) According to the most recently published financial information provided by the Issuer, there were approximately 816,000 shares of the Issuer's Common Stock outstanding. The Reporting Person, at the present time, beneficially owns an aggregate of 57,436 shares of the Issuer's Common Stock, constituting approximately 7.0% of the outstanding shares.

     (b) The Reporting Person has shared voting power with her son, Thomas W. Rasmussen, and shared dispositive power with her daughter Robin A. Stewart, with respect to the 57,436 shares.
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     (c) The Reporting Person inherited 25% of 53,200 shares of Common Stock previously held in trust and upon dissolution of that trust and distribution of the shares to the beneficiaries, as one of the four beneficiaries, the Reporting Person received 13,300 shares of Common Stock. The Reporting Person expended no funds in consideration for such distribution.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 30, 2001                   /s/ Patricia Ann Rasmussen
                                  --------------------------
                                  Patricia Ann Rasmussen